UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-41226

Tritium DCFC Limited

(Translation of registrant’s name into English)

48 Miller Street

Murarrie, QLD 4172

Australia

+61 (07) 3147 8500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On April 18, 2024, by resolutions of their boards, it was determined that the Company and three of its Australian subsidiaries, Tritium Pty Ltd, Tritium Holdings Pty Ltd and Tritium Nominee Pty Ltd (together with the Company, the “VA Companies”) (i) were insolvent or likely to become insolvent; (ii) a voluntary - administrator should be appointed under the Australian Corporations Act 2001 (the “Act”), and (iii) to appoint Peter James Gothard, James Douglas Dampney and William Martin Colwell of KPMG as joint and several administrators (referred to hereinafter in the singular as “Administrator”) pursuant to section 436A of the Act.

As a result of the Administrator’s appointment, the powers of the directors of the VA Companies are suspended and the Administrator takes control of the affairs of the VA Companies subject to the appointment. The Company’s other subsidiaries will continue to operate outside the voluntary administration.

Pursuant to section 437F of the Act, a transfer of shares in the Company during the voluntary administration is void, except with the written consent of the Administrator or if approved by a court with jurisdiction under the Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tritium DCFC Limited

Date: April 18, 2024	By:	/s/ Jane Hunter
Jane Hunter
Chief Executive Officer